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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (FINAL AMENDMENT)

                       CINERGI PICTURES ENTERTAINMENT INC.
                              (Name of the Issuer)

                       CINERGI PICTURES ENTERTAINMENT INC.
                                 ANDREW G. VAJNA
                            VALDINA CORPORATION N.V.
                       (Name of Persons Filing Statement)


   Cinergi Pictures Entertainment Inc.
 Common Stock, $.01 par value per share                 172470106
     (Title of Class of Securities)       (CUSIP Number of Class of Securities)

                                 Andrew G. Vajna
                             Chief Executive Officer
                       Cinergi Pictures Entertainment Inc.
                                  2308 Broadway
                         Santa Monica, California 90404
                                 (310) 315-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:

   Ronald L. Blanc, Esq.       John Schuster, Esq.       John R. McHale, Esq.
 Blanc Williams Johnston &   Cahill, Gordon & Reindel      Gipson Hoffman &
         Kronstadt                80 Pine Street            Pancione, P.C.
 1900 Avenue of the Stars,   New York, New York 10005     1901 Avenue of the
         Suite 1700               (212) 701-3000           Stars, Suite 1100
  Los Angeles, California                               Los Angeles, California
           90067                                                 90067
       (310) 788-8213                                       (310) 556-4660


          This statement is filed in connection with (check the appropriate box):

     a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.

     c.   / /  A tender offer.

     d.   / /  None of the above.

     Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: / /

                           (COVER PAGE OF SCHEDULE 13E-3 CONTINUED ON NEXT PAGE)
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(CONTINUATION OF COVER PAGE OF SCHEDULE 13E-3)


                            Calculation of Filing Fee
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          Transaction Valuation                   Amount of Filing Fee
               $17,394,320                              $3,478.87
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    /X/  Check if any part of the fee is offset as provided by Rule 0-11(a)(2)
         and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

  Amount Previously Paid: $15,258.33
                          -----------------------------------
            Filing Party: Cinergi Pictures Entertainment Inc.
                          -----------------------------------
Form or Registration No.: Schedule 14A
                          -----------------------------------
              Date Filed: September 17, 1997
                          -----------------------------------


                         Exhibit Index appears on page 5
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                                        (ii)
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     This Final Amendment amends and supplements the Rule 13E-3 Transaction
Statement (the "Statement") relating to the solicitation of proxies by Cinergi Pictures Entertainment Inc., a Delaware Corporation (the "Issuer"), in connection with a Special Meeting of Issuer's stockholders at which they were asked to consider the approval of, among other things, an Agreement of Merger, dated as of September 2, 1997, as amended (the "Merger Agreement"), among Andrew G. Vajna ("Affiliate"), Valdina Corporation N.V., a corporation organized under the laws of the Netherlands Antilles ("Valdina"), CPEI Acquisition, Inc., a Delaware corporation which was owned by Affiliate and Valdina ("Buyer"), and Issuer pursuant to which Buyer was merged with and into Issuer. Valdina is beneficially owned by Mr. Vajna.

     ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

               and

     ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5 and 10 are hereby amended by the following additional information:

     At a Special Meeting of Stockholders held on December 23, 1997, the Issuer's stockholders approved the Merger Agreement as required under the Delaware General Corporation Law ("DGCL"). Approximately 75% of the outstanding shares voted in favor of approval of the Merger Agreement. In addition, the Merger was approved by the holders of approximately 91% of the shares voted at the Special Meeting on the proposal to approve the Merger Agreement (including abstentions, but excluding broker non-votes), whether in person or by proxy, without taking into account those shares owned by Affiliate, Valdina, affiliates of Affiliate or Valdina, executive officers or directors of Issuer, or The Walt Disney Company. On December 30, 1997, pursuant to the terms set forth in the Merger Agreement, the merger of Buyer with and into the Company (the "Merger") was consummated. Pursuant to the Merger Agreement, the Issuer was the surviving corporation in the Merger and the separate corporate existence of Buyer was terminated.

     At the effective time of the Merger, each share of Issuer common stock (other than shares (x) held in the Issuer's treasury (all of which were canceled), (y) shares held by Affiliate and Valdina (all of which remain outstanding) and (z) shares which were not voted for approval and adoption of the Merger Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL) was converted into the right to receive $2.52 in cash. As a result, following consummation of the Merger, Vajna and Valdina together own 100% of the issued and outstanding shares of Issuer common stock.

     A copy of the Notice of Merger and the accompanying Letter of Transmittal, each of which is being mailed to former stockholders of the Issuer in connection with the Merger, are attached hereto as Exhibits (d)(1) and (d)(2), respectively, and are incorporated herein by reference.

     At the Special Meeting of Stockholders, the Issuer's stockholders also approved the sale of substantially all of the Company's assets, including substantially all of the Company's film library, pursuant to two agreements:
(i) a Purchase and Sale Agreement dated April 3, 1997, as amended (the "Library Sale Agreement"), between the Company, its primary subsidiary and Walt Disney Pictures and Television, and (ii) an Assignment Agreement dated as of July 14, 1997, as amended (the "Assignment Agreement"), between the Company, its primary subsidiary and Twentieth Century Fox Film Corporation. Approximately 76% of the outstanding shares voted in favor of approval of such proposal. On December 23, 1997, the transactions contemplated by the Library Sale Agreement were consummated, and, on December 24, 1997, the transactions contemplated by the Assignment Agreement were consummated.

     As of December 30, 1997, shares of Issuer common stock are no longer listed on the National Association of Securities Dealers Automated Quotation National Market System. In addition, concurrently herewith, the Issuer is filing with the Securities and Exchange Commission a Form 15, pursuant to which the Issuer's obligations under the Securities Exchange Act of 1934, as amended, will terminate.

     On December 23, 1997, the Issuer issued a press release relating to, among other things, the approval by the Issuer's stockholders of the Merger Agreement, and consummation of the transactions contemplated by the Library Sale Agreement. On December 24, 1997, the Issuer issued a press release relating to consummation of the transaction contemplated by the Assignment Agreement. On December 30, 1997, the Issuer issued an additional press release announcing consummation of the Merger. A copy of these press releases are filed herewith as Exhibits (d)(3), (d)(5) and (d)(4), respectively, and are incorporated herein by reference.

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     ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

     Item 17 is hereby amended by the addition of the following Exhibits thereto:

     (d)(1)    Notice of Merger

     (d)(2)    Letter of Transmittal

     (d)(3)    Text of Press Release issued by the Issuer dated December 23,
               1997.

     (d)(4)    Text of Press Release issued by the Issuer dated December 30,
               1997.

     (d)(5)    Text of Press Release issued by the Issuer dated December 24,
               1997.











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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 30, 1997                           /s/ Andrew G. Vajna
                                            -----------------------------------
                                                      ANDREW G. VAJNA



                                           CINERGI PICTURES ENTERTAINMENT INC.



Date: December 30, 1997                 By:  /s/ Andrew G. Vanja
                                             ----------------------------------
                                             Name: Andrew G. Vajna
                                             Title: President


                                           VALDINA CORPORATION N.V.



Date: December 30, 1997                 By:   /s/ Geraldine Martines
                                             ----------------------------------
                                             Name:  Geraldine Martines
                                             Title: Managing Director



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                                INDEX TO EXHIBITS

     EXHIBIT NO.         DESCRIPTION
     -----------         -----------

     (d)(1)              Notice of Merger

     (d)(2)              Letter of Transmittal

     (d)(3)              Text of Press Release issued by the Issuer dated
                         December 23, 1997.

     (d)(4)              Text of Press Release issued by the Issuer dated
                         December 30, 1997.

     (d)(5)              Text of Press Release issued by the Issuer dated
                         December 24, 1997.




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